Exhibit 2.1

SEPARATION AND DISTRIBUTION AGREEMENT

BY AND AMONG

VIAD CORP

MONEYGRAM INTERNATIONAL, INC.

MGI MERGER SUB, INC.

AND

TRAVELERS EXPRESS COMPANY, INC.

DATED AS OF

[___], 2004

TABLE OF CONTENTS

ARTICLE I DEFINITIONS		1
1.01	General	1
1.02	References to Time	9
ARTICLE II THE MERGER		9
2.01	The Merger	9
2.02	Effective Time	9
2.03	Effect on Stock	9
2.04	Surviving Corporation Articles of Incorporation; By-laws	10
2.05	Surviving Corporation Directors; Officers	10
2.06	Cash Accounts	10
2.07	MoneyGram Certificate of Incorporation; Bylaws; Rights Plan	10
2.08	Board of Directors	10
ARTICLE III ACTIONS PRIOR TO THE EFFECTIVE TIME AND THE DISTRIBUTION		11
3.01	Redemption of Viad Preferred Stock	11
3.02	Debt Tender Offers	11
3.03	The Dividend	12
3.04	Recapitalization of MoneyGram	13
3.05	Other Agreements	13
3.06	Credit Agreements	13
ARTICLE IV THE DISTRIBUTION		14
4.01	Actions Prior to the Distribution	14
4.02	The Distribution	15
4.03	Conditions to Distribution	15
4.04	Conditions for the Benefit of Viad	16
ARTICLE V SURVIVAL, RELEASE, ASSUMPTION AND INDEMNIFICATION		17
5.01	Survival of Agreements	17
5.02	Release of Pre-Merger Claims	17
5.03	Taxes; Plan Audits	19
5.04	Assumption and Indemnification	19
5.05	Procedure for Indemnification	21
5.06	Remedies Cumulative	22

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ARTICLE VI ACCESS TO INFORMATION		23
6.01	Provision of Corporate Records	23
6.02	Access to Information	23
6.03	Production of Witnesses	23
6.04	Retention of Records	23
6.05	Confidentiality	24
6.06	Tax Matters	24
ARTICLE VII NO REPRESENTATIONS OR WARRANTIES; EXCEPTIONS		24
7.01	No Representations or Warranties; Exceptions	24
ARTICLE VIII INSURANCE		24
8.01	Insurance Coverage	24
8.02	Post-Merger Claims	25
8.03	Administration and Reserves	25
8.04	Payment or Refund of Premiums, Retentions and Losses with Respect to MoneyGram Liabilities	25
8.05	Allocation of Insurance Proceeds; Cooperation	26
8.06	Reimbursement of Expenses	26
8.07	Insurer Insolvency	26
8.08	Assumption of Management of Liabilities	27
8.09	No Reduction of Coverage	27
8.10	Future Insurance Coverage	27
8.11	Assistance, Waiver of Conflict and Shared Defense	27
ARTICLE IX FURTHER ASSURANCES AND ADDITIONAL COVENANTS		27
9.01	Further Assurances	27
9.02	Publicity	28
9.03	Certain Business Matters	29
ARTICLE X TERMINATION		29
10.01	Termination	29
10.02	Effect of Termination	29
ARTICLE XI MISCELLANEOUS		29
11.01	Complete Agreement	29
11.02	Expenses	29
11.03	Governing Law	30
11.04	Notices	30
11.05	Amendment and Modification	30

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11.06	Successors and Assigns; No Third-Party Beneficiaries	30
11.07	Counterparts	31
11.08	Interpretation	31
11.09	Legal Enforceability	31
11.10	References; Construction	31
11.11	Corporate Power	31
11.12	Waivers of Default	32

SCHEDULES

Schedule 1.01(a)	MoneyGram Insurance Policies
Schedule 1.01(b)	MoneyGram Subsidiaries
Schedule 1.01(c)	Certain Insurance Policies Relating to Viad and MoneyGram
Schedule 2.08	Directors of Viad and MoneyGram
Schedule 5.04(b)(iii)	Certain Litigations
Schedule 8.04	Certain MoneyGram Insurance Policies

EXHIBITS

Exhibit A	Form of Restated Certificate of Incorporation of MoneyGram
Exhibit B	Form of Amended and Restated Bylaws of MoneyGram
Exhibit C	Rights Agreement of MoneyGram

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SEPARATION AND DISTRIBUTION AGREEMENT

     THIS SEPARATION AND DISTRIBUTION AGREEMENT, dated as of [   ], 2004, is by and among Viad Corp, a Delaware corporation (“Viad”), Travelers Express Company, Inc., a Minnesota corporation and direct wholly-owned subsidiary of Viad (“TECI”), MoneyGram International, Inc., a Delaware corporation and direct wholly-owned subsidiary of Viad (“MoneyGram”), and MGI Merger Sub, Inc., a Minnesota corporation and a direct wholly-owned subsidiary of MoneyGram (“Merger Sub”).

W I T N E S S E T H:

     WHEREAS, the Boards of Directors of Viad, TECI, MoneyGram and Merger Sub have determined that it is appropriate and desirable: (1) for TECI to pay to Viad the Dividend; (2) for Merger Sub to merge with and into TECI, with TECI as the surviving corporation, and as a result of that Merger, all shares of capital stock of TECI outstanding prior to the Merger being cancelled and TECI becoming a direct wholly-owned subsidiary of MoneyGram; (3) in connection with the Merger for MoneyGram to make a cash payment to Viad of $150 million; and (4) following the Merger, for Viad to distribute to the holders of the issued and outstanding shares of Viad Common Stock at the close of business on the Record Date all of the issued and outstanding shares of MoneyGram Common Stock;

     WHEREAS, the Merger is intended to be treated as a contribution of the stock of TECI to MoneyGram for federal income tax purposes;

     WHEREAS, the Merger and the Distribution are intended to qualify as a tax-free reorganization and distribution under Sections 368(a)(1)(D) and 355 of the Code; and

     WHEREAS, the parties have determined that it is necessary and desirable to set forth the principal corporate transactions required to effect the Merger and the Distribution and to set forth other agreements that will govern certain other matters prior to or following such transactions;

     NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained and intending to be legally bound thereby, the parties agree as follows:

ARTICLE I
DEFINITIONS

     Section 1.01 General. As used herein, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

     Acceptable Credit Rating: A long-term credit rating by Standard & Poor’s Ratings Group that is at least BBB- or by Moody’s Investors Service that is at least Baa3; provided, however, that if MoneyGram applies for and receives long-term credit ratings from both Standard & Poor’s Ratings Group and Moody’s Investors Service, such ratings shall be at least BBB- from Standard & Poor’s Ratings Group and Baa3 from Moody’s Investors Service.

     Action: any claim, demand, action, suit, countersuit, arbitration, inquiry, proceeding or investigation by or before any federal, state, local, foreign or international Governmental Authority or any arbitration or mediation tribunal.

     Affiliate: with respect to any specified Person, a Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person; provided, however, that for purposes hereof, no member of either Group shall be deemed to be an Affiliate of any member of the other Group.

     Agent: Viad, in the capacity as distribution agent, or at Viad’s election, another distribution agent to be appointed by Viad, in each case, to distribute the shares of MoneyGram Common Stock to the holders of shares of Viad Common Stock pursuant to the Distribution.

     Agreement: this Separation and Distribution Agreement, including all of the Schedules and Exhibits hereto.

     Articles of Merger: the articles of merger to be filed with the Minnesota Secretary of State as contemplated by the MBCA in connection with the Merger.

     Assets: any and all assets and properties of any kind whatsoever, whether tangible or intangible, real, personal or mixed and any and all rights, contracts and claims, including the following: (1) cash, notes and accounts receivable (whether current or non-current); (2) certificates of deposit, banker’s acceptances, stock, debentures, evidences of indebtedness, certificates of interest or participation in profit-sharing agreements, collateral-trust certificates, reorganization certificates or subscriptions, transferable shares, investment contracts, voting-trust certificates, fractional undivided interests in oil, gas or other mineral rights, puts, calls, straddles, options and other securities of any kind; (3) trade secrets, confidential information, U.S. and foreign registered and unregistered trademarks, service marks, service names, trade styles and trade names, product bar codes and associated goodwill; U.S. and foreign patents; U.S. and foreign statutory, common law and registered copyrights; applications for any of the foregoing, rights to use the foregoing and other rights in, to and under the foregoing; (4) rights under leases, contracts, licenses, software license and development agreements, permits, distribution arrangements, sales and purchase agreements, other agreements and business arrangements; (5) real estate and buildings and other improvements thereon; (6) leasehold improvements, fixtures, trade fixtures, machinery, equipment (including transportation and office equipment), tools, dies and furniture; (7) office supplies, production supplies, spare parts, other miscellaneous supplies and other tangible property of any kind; (8) raw materials, work-in-process, finished goods, consigned goods and other inventories; (9) prepayments or prepaid expenses; (10) claims, causes of action, choses in action, rights of recovery and rights of set-off of any kind; (11) the right to receive mail, payments on accounts receivable and other communications; (12) lists of advertisers, records pertaining to advertisers and accounts, personnel records, lists and records pertaining to suppliers and agents, and books, ledgers, files and business records of every kind; (13) advertising materials and other printed or written materials; (14) goodwill as a going concern and other intangible properties; (15) employee contracts, including any rights thereunder to restrict an employee from competing in certain respects and all rights under employee patent and trade secret agreements; and (16) licenses and authorizations issued by any Governmental Authority.

     Business Day: any day other than a Saturday, a Sunday or a day on which banking institutions located in the States of Arizona, Minnesota, New York or Delaware are authorized or obligated by law or executive order to close.

     Claims Administration: the processing of claims made under the Insurance Policies, including the reporting of claims to the insurance carrier, management and defense of claims and provision for appropriate releases upon settlement of claims.

     Code: the Internal Revenue Code of 1986, as amended.

     Commission: the Securities and Exchange Commission.

     Distribution: the distribution by Viad pursuant to Article IV hereof of all of the issued and outstanding shares of MoneyGram Common Stock owned by Viad to holders of shares of Viad Common Stock.

     Distribution Date: as defined in Section 4.03 hereof.

     Distribution Registration Statement: the registration statement on Form 10 to effect the registration under the Exchange Act of the MoneyGram Common Stock.

     Dividend: as defined in Section 3.03(a) hereof.

     Effective Time: as defined in Section 2.02 hereof.

     Employee Benefits Agreement: the Employee Benefits Agreement, dated as of the date hereof, by and among Viad, MoneyGram and TECI.

     Estimated Net Income: an amount equal to (1) the consolidated Net Income of TECI for the Interim Period, minus (2) the sum of all dividends paid by TECI to Viad during the Interim Period in respect of income of TECI earned in the Interim Period other than a special dividend of $7.25 million paid by TECI in respect of certain deferred employee compensation (it being understood and agreed that the payment made by MoneyGram under Section 2.03(a) hereof shall not be included in this clause (2)), which amount shall be estimated in good faith by Viad, based on discussions with the financial staff of Viad and TECI prior to the Effective Time.

     Exchange Act: the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

     Final Net Income: an amount equal to (1) the consolidated Net Income of TECI for the Interim Period, minus (2) the sum of all dividends paid by TECI to Viad during the Interim Period in respect of income of TECI earned in the Interim Period other than a special dividend of $7.25 million paid by TECI in respect of certain deferred employee compensation (it being understood and agreed that the payment made by MoneyGram under Section 2.03(a) hereof shall not be included in this clause (2)), as agreed to (or deemed to be agreed to) by Viad and MoneyGram in accordance with the terms of Section 3.03 hereof or resulting from the determinations made by the Neutral Auditors in accordance with Section 3.03 hereof.

     Foreign Exchange Rate: with respect to any currency other than United States dollars, as of any date, the average of the opening bid and asked rates on such date at which such currency may be exchanged for United States dollars as quoted by Citibank, N.A., except that, with respect to any Indemnifiable Loss covered by insurance, the Foreign Exchange Rate for such currency shall be determined as set forth in Section 5.04(e)(ii) hereof.

     Former MoneyGram Businesses: all of the businesses and operations (1) heretofore but not currently conducted by any member of the MoneyGram Group or (2) currently or heretofore conducted by any former Subsidiary of any such member.

     Former Viad Businesses: all of the businesses and operations (1) heretofore but not currently conducted by any member of the Viad Group or (2) currently or heretofore conducted by any former Subsidiary of any such member, other than any Former MoneyGram Business.

     Governmental Authority: any federal, state, local, foreign or international court, government, department, commission, board, bureau, agency, official or other regulatory, administrative or governmental authority.

     Group: either the MoneyGram Group or the Viad Group, as the context requires.

     Indemnifiable Losses: all losses, Liabilities, damages, claims, demands, judgments or settlements of any nature or kind whatsoever, known or unknown, fixed, accrued, absolute or contingent, liquidated or unliquidated, including all reasonable costs and expenses (legal, accounting or otherwise as such costs are incurred) relating thereto, suffered by an Indemnitee.

     Indemnifying Party: a Person that is obligated hereunder to provide indemnification.

     Indemnitee: a Person that may seek indemnification hereunder.

     Indemnity Payment: an amount that an Indemnifying Party is required to pay to an Indemnitee pursuant to Article V hereof.

     Information: all records, books, contracts, instruments, computer data and other data and information, whether written or unwritten.

     Information Statement: the Information Statement to be sent to holders of shares of Viad Common Stock in connection with the Distribution.

     Insurance Administration: with respect to each Insurance Policy, (1) the accounting for premiums (including retrospectively rated premiums), defense costs, indemnity payments, deductibles and retentions as appropriate under the terms and conditions of each of the Insurance Policies, (2) the reporting to excess insurance carriers of any losses or claims that may cause the per-occurrence or aggregate limits of any Insurance Policy to be exceeded and (3) the distribution of Insurance Proceeds as contemplated hereby.

     Insurance Policy: insurance policies and insurance contracts of any kind that are owned or maintained by any member of either Group as the insured interest, including primary and excess policies, comprehensive general liability policies, crime, employee dishonesty, employment practices liability, property and casualty, automobile, aircraft and workers’ compensation insurance policies and self-insurance and captive insurance company arrangements, together with the rights, benefits and privileges thereunder, but not including any policies that fund Plans.

     Insurance Proceeds: those monies received by an insured from an insurance carrier or paid by an insurance carrier on behalf of the insured (including defense costs of any third party claim), in either case net of any applicable premium adjustment, retrospectively rated premium, deductible, retention, cost or reserve paid or held by or for the benefit of such insured.

     Insured Claims: those Liabilities that, individually or in the aggregate, are covered within the terms and conditions of any of the Insurance Policies, whether or not subject to deductibles, coinsurance, uncollectability or retrospectively rated premium adjustments, but only to the extent that such Liabilities are within applicable Insurance Policy limits, including aggregates.

     Interim Period: the period beginning on January 1, 2004 and ending on the date on which the Effective Time is to occur.

     Interim Period Financial Statements: as defined in Section 3.03(b) hereof.

     Interim Services Agreement: the Interim Services Agreement, dated as of the date hereof, by and between Viad and MoneyGram.

     IRS: the Internal Revenue Service.

     Liabilities: all debts, liabilities and obligations, whether absolute or contingent, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, known or unknown, whenever arising, and whether or not the same would properly be reflected on a balance sheet prepared in accordance with U.S. generally accepted accounting principles, including all costs and expenses relating thereto.

     Material Adverse Effect: a material adverse effect on (1) the business, assets, liabilities, financial condition, results of operations or prospects of Viad or TECI, or (2) the ability of Viad, TECI or MoneyGram to perform its obligations hereunder.

     MBCA: the Minnesota Business Corporation Act.

     Medium-Term Note Offer: as defined in Section 3.02 hereof.

     Medium-Term Notes: the outstanding Medium-Term Notes, Series A, due 2004, 2005 and 2009, issued by Viad (as successor to The Dial Corp) on October 12, 1993, each governed by the MTN Indenture.

     Merger: the merger of Merger Sub with and into TECI.

     Merger Sub: as defined in the Preamble hereto.

     MoneyGram: as defined in the Preamble hereto.

     MoneyGram Assets: (1) all of the outstanding shares of all classes of capital stock of the MoneyGram Subsidiaries; (2) all of the Assets of such Subsidiaries; (3) all of the Assets held by any member of either Group immediately prior to the Effective Time, that are used or held primarily for use in or necessary to the operation of the MoneyGram Business, including those Assets reflected on MoneyGram’s audited balance sheet as of December 31, 2003; and (4) the claims under and any proceeds from the lawsuit captioned Game Financial Corp. v. Global Cash Access, LLC (Minn. Dist. Ct., File No. CT-03-007098).

     MoneyGram Business: all of the businesses conducted immediately prior to the Distribution Date by any member of either Group and reported by Viad in the “Payment Services” segment in the footnotes to the Viad consolidated financial statements (or that would have been so reported had it been conducted on December 31, 2003) in Viad’s Annual Report on Form 10-K for the year ended December 31, 2003.

     MoneyGram Claim: any claim against any MoneyGram Individual or member of the MoneyGram Group with respect to any injury, loss, Liability, damage or expense that (1) is or was incurred or asserted to have been incurred prior to the Distribution Date in, or in connection with, the conduct of the Viad Assets, the MoneyGram Assets, the Viad Business, the Former Viad Businesses, the MoneyGram Business or the Former MoneyGram Businesses and (2) arose or may have arisen out of one or more occurrences or events that are or may be insured or insurable under one or more of the Viad Policies.

     MoneyGram Common Stock: the common stock, $0.01 par value per share, of MoneyGram.

     MoneyGram Group: MoneyGram and the MoneyGram Subsidiaries.

     MoneyGram Individual: as defined in the Employee Benefits Agreement.

     MoneyGram Liabilities: subject to the provisions of the Other Agreements, (1) all of the Liabilities of any member of either Group that relate directly to the MoneyGram Assets or the MoneyGram Business as conducted immediately prior to the Effective Time, or that relate directly to any Former MoneyGram Business, in each case whether incurred or arising prior to, on or after the Effective Time and (2) all Liabilities of any member of the MoneyGram Group under or pursuant to any Other Agreement.

     MoneyGram New Credit Agreement: The credit agreement to be entered into by and among MoneyGram, as borrower, and an agent or co-agents selected by MoneyGram pursuant to which MoneyGram may borrow funds, in form and substance reasonably acceptable to the Board of Directors of MoneyGram, but that, in any event, shall permit sufficient borrowings such that MoneyGram may comply with its obligations to be performed on or prior to the Distribution Date hereunder.

     MoneyGram Policies: all Insurance Policies, current and past, that relate to the MoneyGram Business and do not relate to the Viad Business, including the Insurance Policies listed on Schedule 1.01(a) hereto.

     MoneyGram Subsidiaries: all of the corporations, limited liability companies, business trusts and other Persons listed on Schedule 1.01(b) hereto.

     MoneyGram Support Agreements: any obligation or agreement of the Viad Group under any guarantee, letter of credit, letter of comfort or working capital maintenance agreement obtained prior to the Distribution Date for the benefit of the MoneyGram Business or any member of the MoneyGram Group.

     MTN Indenture: the indenture, dated as of April 1, 1993, between Viad (as successor to The Dial Corp) and The Chase Manhattan Bank, N.A., as trustee.

     Net Income: net income determined in accordance with U.S. generally accepted accounting principles, as applied in accordance with the past practice of TECI and Viad, without taking into account any amounts expensed by MoneyGram under Section 11.02 hereof or any proceeds received by MoneyGram from the lawsuit captioned Game Financial Corp. v. Global Cash Access, LLC (Minn. Dist. Ct., File No. CT-03-007098).

     Neutral Auditors: as defined in Section 3.03(e) hereof.

     NYSE: The New York Stock Exchange, Inc.

     Offers: as defined in Section 3.02 hereof.

     Other Agreements: the Interim Services Agreement, the Employee Benefits Agreement and the Tax Sharing Agreement.

     Person: an individual, a general or limited partnership, a joint venture, a corporation, a trust, an unincorporated organization, a limited liability company, any other entity and any Governmental Authority.

     Plan: as defined in the Employee Benefits Agreement.

     Record Date: the close of business on the date to be determined by the Board of Directors of Viad, or the Executive Committee thereof, as the record date for determining holders of shares of Viad Common Stock entitled to receive shares of MoneyGram Common Stock in the Distribution.

     Representative: with respect to any Person, any of such Person’s directors, officers, employees, agents, consultants, advisors, accountants, attorneys and representatives.

     Resolution Period: as defined in Section 3.03(d) hereof.

     Service Agreement: any third-party administrator or claims handling agreement of any kind or nature to which any member of either Group is directly or indirectly a party, in effect as of the date hereof, related to the handling of MoneyGram Claims.

     Subordinated Debt Offer: as defined in Section 3.02(a) hereof.

     Subordinated Debentures: the outstanding 10 1/2% Subordinated Debentures due May 15, 2006, issued by Viad (as successor to The Greyhound Corporation) on February 21, 1986.

     Subordinated Debt Indenture: the indenture, dated as of November 15, 1985, between Viad (as successor to The Greyhound Corporation) and Continental Illinois National Bank & Trust Company of Chicago as trustee.

     Subsidiary: with respect to any specified Person, any corporation or other legal entity of which such Person or any of its Subsidiaries controls or owns, directly or indirectly, stock or other equity interests representing in excess of 50% of the votes entitled to be cast in the election of members to the board of directors or similar governing body; provided, however, that for purposes hereof, (1) the MoneyGram Subsidiaries shall be deemed to be Subsidiaries of MoneyGram and (2) neither MoneyGram nor any of the MoneyGram Subsidiaries shall be deemed to be Subsidiaries of Viad or any of Viad’s Subsidiaries.

     Surviving Corporation: as defined in Section 2.01 hereof.

     Tax: as defined in the Tax Sharing Agreement.

     Tax Sharing Agreement: the Tax Sharing Agreement, dated as of the date hereof, by and between Viad and MoneyGram.

     TECI: as defined in the Preamble hereto.

     Third-Party Claim: any claim, demand, action, suit, countersuit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority or any arbitration or mediation tribunal asserted by a Person that is not a party hereto.

     Transfer Tax: all transfer, documentary, sales, use, registration, value-added and other similar Taxes (including interest, penalties and additions to such Taxes).

     Viad: as defined in the Preamble hereto.

     Viad Assets: any and all Assets (other than the MoneyGram Assets) held immediately prior to the Effective Time by any member of either Group.

     Viad Business: all of the businesses, other than the MoneyGram Business, conducted immediately prior to the Effective Time by any member of either Group.

     Viad Common Stock: the common stock, $1.50 par value per share, of Viad.

     Viad Group: Viad and its Affiliates, other than members of the MoneyGram Group.

     Viad Individual: as defined in the Employee Benefits Agreement.

     Viad Liabilities: subject to the provisions of the Other Agreements, (1) all of the Liabilities, other than the MoneyGram Liabilities, of any member of either Group; and (2) all Liabilities of any member of the Viad Group under or pursuant to any Other Agreement.

     Viad New Credit Agreement: The credit agreement to be entered into by and among Viad, as borrower, and an agent or co-agents selected by Viad pursuant to which Viad may borrow funds, in form and substance reasonably acceptable to the Board of Directors of Viad.

     Viad Plan: as defined in the Employee Benefits Agreement.

     Viad Policies: all Insurance Policies, current and past, which relate to both the Viad Business and the MoneyGram Business, including the Insurance Policies listed on Schedule 1.01(d) hereto.

     Viad Preferred Stock: The $4.75 Preferred Stock, without par value but with a liquidation preference of $100 per share, of Viad.

     Section 1.02 References to Time. All references herein to times of the day shall be to New York City time.

ARTICLE II
THE MERGER

     Section 2.01 The Merger. At the Effective Time and on the terms and subject to the conditions set forth herein and in the MBCA, Merger Sub shall be merged with and into TECI, the separate corporate existence of Merger Sub shall cease and TECI shall continue as the surviving corporation (the “Surviving Corporation”). At the Effective Time, the effect of the Merger shall be as provided herein and in the Articles of Merger and the applicable provisions of the MBCA.

     Section 2.02 Effective Time. No later than the Distribution Date, the parties shall cause the Merger to be consummated by filing the Articles of Merger as contemplated by the MBCA, together with any required certificates, with the Secretary of State of the State of Minnesota, in such forms as required by, and executed in accordance with, the relevant provisions of the MBCA. The Merger shall be effective at the time of the later to occur of the filing of the Articles of Merger and such related certificates and such later time specified in the Articles of Merger (the “Effective Time”).

     Section 2.03 Effect on Stock. At the Effective Time, as a result of the Merger and without any action on the part of TECI and Merger Sub, or any holder of the capital stock thereof:

          (a) Each share of capital stock of TECI issued and outstanding immediately prior to the Effective Time shall cease to be outstanding, shall be canceled and retired, and in consideration therefor, MoneyGram shall make an aggregate cash payment to Viad in the amount of $150 million.

          (b) Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall constitute one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

     Section 2.04 Surviving Corporation Articles of Incorporation; By-laws.

          (a) The articles of incorporation of TECI as in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Corporation until thereafter amended as provided by applicable law and such articles of incorporation.

          (b) The bylaws of TECI as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until thereafter amended as provided by applicable law.

     Section 2.05 Surviving Corporation Directors; Officers.

          (a) The directors of TECI immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or retirement in accordance with the articles of incorporation and bylaws of the Surviving Corporation.

          (b) The officers of TECI immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or retirement in accordance with the articles of incorporation and bylaws of the Surviving Corporation.

     Section 2.06 Cash Accounts. The cash accounts at the Effective Time of Viad and each Viad Subsidiary and TECI and each MoneyGram Subsidiary shall remain the property of each respective company or Subsidiary.

     Section 2.07 MoneyGram Certificate of Incorporation; Bylaws; Rights Plan. At or prior to the Effective Time, Viad and MoneyGram shall each take all actions that may be required to provide for the adoption by MoneyGram of the Restated Certificate of Incorporation of MoneyGram substantially in the form attached as Exhibit A hereto, the Amended and Restated Bylaws of MoneyGram substantially in the form attached as Exhibit B hereto, and the Rights Agreement of MoneyGram substantially in the form attached as Exhibit C hereto.

     Section 2.08 Boards of Directors. Prior to the Effective Time, Viad shall take all actions that may be required to cause the Board of Directors of Viad to consist of the individuals specified on part A of Schedule 2.08 hereto, and to cause the Board of Directors MoneyGram to consist of the individuals identified on part B of Schedule 2.08 hereto.

ARTICLE III
ACTIONS PRIOR TO THE EFFECTIVE TIME AND THE DISTRIBUTION

     Section 3.01 Redemption of Viad Preferred Stock. Prior to the Effective Time, Viad shall deposit for the pro rata benefit of the holders of the shares of Viad Preferred Stock in trust with a bank or trust company in good standing, having capital, surplus and undivided profits aggregating at least $25 million according to its latest published statement of condition, the funds necessary to redeem all of the outstanding shares of Viad Preferred Stock. Prior to the Effective Time, Viad shall give such bank or trust company irrevocable authorization promptly to give notice of such redemption to the holders of the Viad Preferred Stock, and Viad shall take all other steps necessary for the Viad Preferred Stock to be deemed redeemed at or prior to the Effective Time.

     Section 3.02 Debt Tender Offers.

          (a) At such time prior to the Effective Time as determined by Viad in its sole and absolute discretion, Viad shall commence an offer to purchase all of the outstanding Medium-Term Notes under the MTN Indenture and all of the Subordinated Debentures (“Medium-Term Note Offer” and “Subordinated Debt Offer,” respectively, and collectively, the “Offers”) at an amount per note or debenture, as applicable, at least equal to the outstanding principal amount plus accrued and unpaid interest of each such note or debenture, as applicable. In connection with the Offers, Viad shall solicit consents from the holders of the Subordinated Debentures and the Medium-Term Notes to amend the Subordinated Debt Indenture and the MTN Indenture, respectively, to eliminate substantially all of the restrictive covenants from those indentures in the event all of the Subordinated Debentures or Medium-Term Notes, as the case may be, are not tendered for repurchase in the Offers. It shall be a condition to the Subordinated Debt Offer that the holders of at least a majority in outstanding principal amount of the Subordinated Debentures sufficient to satisfy the requirements specified in the Subordinated Debt Indenture for amendments to the Subordinated Debt Indenture by holders of the Subordinated Debentures consent to an amendment of the Subordinated Debt Indenture eliminating substantially all of the restrictive covenants contained in such Indenture, and tender their Subordinated Debentures to Viad, and it shall be a condition to the Medium-Term Note Offer that the holders of at least two-thirds in outstanding principal amount of the Medium-Term Notes sufficient to satisfy the requirements specified in the MTN Indenture for amendments to the MTN Indenture by holders of the Medium-Term Notes consent to an amendment of the MTN eliminating substantially all of the restrictive covenants contained in such Indenture, and tender their Medium-Term Notes to Viad. Such conditions may be waived by Viad in its sole and absolute discretion.

          (b) To the extent that any notes or debentures outstanding under the MTN Indenture or the Subordinated Debt Indenture are not repurchased by Viad in the Offers, except as otherwise provided in Section 3.02(c), Viad shall be solely responsible for all obligations with respect to such notes and debentures (including all payments of principal, interest and premium thereon). All liabilities relating to the Offers shall be Viad Liabilities.

          (c) In the event that the holders of at least a majority in principal amount of Subordinated Debentures do not consent to the amendment of the Subordinated Debt Indenture and tender their Subordinated Debentures to Viad in the Offers, MoneyGram shall take all action necessary to, effective as of the Effective Time, assume and become a co-obligor with Viad with respect to all of Viad’s obligations under the Subordinated Debt Indenture in accordance with the terms thereof (it being understood and agreed that MoneyGram shall have no similar obligation with respect to the MTN Indenture). Notwithstanding the foregoing, as between the Viad Group, on one hand, and the MoneyGram Group, on the other hand, all obligations under the Subordinated Debt Indenture are (i) Viad Liabilities, and none of such obligations shall be considered to be MoneyGram Liabilities, and (ii) the primary obligation of Viad, and, if any member of the MoneyGram Group is required to make any payment therefor, Viad shall reimburse such payment in the full amount of such payment within one Business Day of receipt of notice that such payment has been made.

     Section 3.03 The Dividend.

          (a) Prior to the Effective Time, TECI shall declare a dividend (the “Dividend”) in an aggregate amount equal to the Final Net Income and shall immediately pay to Viad an amount equal to Estimated Net Income, with the final payment of the Dividend being made in accordance with Section 3.03(f) hereof.

          (b) Within 90 calendar days following the Effective Time, MoneyGram shall prepare and deliver to Viad statements of income and cash flows for the Interim Period, and a balance sheet as of the date on which the Effective Time is to occur, for TECI and its subsidiaries (as such may be adjusted following resolution of disputes in accordance with this Section 3.03, the “Interim Period Financial Statements”). The Interim Period Financial Statements shall be prepared on a consolidated basis in accordance with U.S. generally accepted accounting principles, as applied in accordance with the past practice of TECI and Viad. Based on the Interim Period Financial Statements and this Section 3.03, MoneyGram shall prepare a certificate setting forth a calculation of (1) the consolidated Net Income of TECI for the Interim Period, minus (2) the sum of all dividends paid by TECI to Viad during the Interim Period in respect of income of TECI earned in the Interim Period other than a special dividend of $7.25 million paid by TECI in respect of certain deferred employee compensation (it being understood and agreed that the payment made by MoneyGram under Section 2.03(a) hereof shall not be included in this clause (2).

          (c) During the preparation of the Interim Period Financial Statements and the calculation of Final Net Income, and the period of any dispute within the contemplation of this Section 3.03, MoneyGram shall: (1) provide Viad with reasonable access to the books, records, facilities and employees of TECI; and (2) cooperate fully with Viad, including by providing on a timely basis all information necessary or useful in the calculation of Final Net Income.

          (d) After receipt of the calculation of Final Net Income, Viad shall use commercially reasonable efforts to review promptly the calculation of Final Net Income. Unless Viad delivers written notice to MoneyGram on or prior to the 90th calendar day following the delivery of certificate contemplated by Section 3.03(b) hereof (or such longer time as MoneyGram and Viad may agree) specifying in reasonable detail the amount, nature and basis of all disputed items, Viad shall be deemed to have accepted and agreed to the calculation of Final Net Income. If Viad so notifies MoneyGram of its objection to the calculation of Final Net

Income, MoneyGram and Viad shall, within 30 calendar days following such notice (or such longer period as Viad and MoneyGram may agree) (the “Resolution Period”), attempt to resolve their differences and any resolution by them as to any disputed amounts shall be final, binding and conclusive.

          (e) If, at the conclusion of the Resolution Period, there remain amounts in dispute, then all amounts remaining in dispute shall be submitted to an internationally recognized accounting firm that has no material relationship with Viad to be selected by Viad (the “Neutral Auditor”) within ten calendar days after the expiration of the Resolution Period. Each party agrees to execute, if requested by the Neutral Auditor, a reasonable engagement letter, including customary indemnities. All fees and expenses relating to the work, if any, to be performed by the Neutral Auditors shall be borne pro rata as between Viad on the one hand and MoneyGram on the other, in proportion to the final allocation of the dollar amounts remaining in dispute between Viad and MoneyGram as determined by the Neutral Auditors such that the prevailing party pays the lesser proportion of the fees and expenses. The Neutral Auditors shall act as an arbitrator to determine, based solely on the provisions of this Section 3.03 and the presentations by Viad and MoneyGram, and not by independent review, only those issues still in dispute. The Neutral Auditors’ determination shall be made as promptly as reasonably practical following their selection, shall be set forth in a written statement delivered to Viad and MoneyGram and shall be final, binding and conclusive.

          (f) In the event that (1) Final Net Income is greater than Estimated Net Income, MoneyGram shall make an additional cash payment to Viad in an amount equal to the excess of Final Net Income over Estimated Net Income (which amount represents the declared but unpaid portion of the Dividend), or (2) Estimated Net Income is greater than Final Net Income, Viad shall make a cash payment to MoneyGram in an amount equal to the excess of Estimated Net Income over Final Net Income (which amount represents the amount paid by MoneyGram to Viad in excess of the Dividend).

     Section 3.04 Recapitalization of MoneyGram. On or prior to the Distribution Date, Viad shall consummate a recapitalization of the MoneyGram Common Stock, such that the number of shares of MoneyGram Common Stock outstanding immediately prior to the effective time of the Distribution (in accordance with Section 4.02(b) hereof) shall equal the number of shares of Viad Common Stock outstanding at the close of business on the Record Date.

     Section 3.05 Other Agreements. Each of Viad and MoneyGram shall enter into or to cause the appropriate members of its Group to enter into each Other Agreement on or prior to the Distribution Date. If there shall be a conflict between the provisions hereof and the provisions of any Other Agreement, the provisions of the Other Agreement shall control.

     Section 3.06 Credit Agreements. Each of the parties shall use reasonable best efforts to obtain, prior to the Effective Time, all necessary consents, waivers or amendments to each bank credit agreement, debt security or other financing facility to which it or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound, or to refinance such agreement, security or facility, in each case on terms satisfactory to Viad and MoneyGram as may be necessary to permit the Merger and the Distribution to be consummated without any material breach of the terms of such agreement, security or facility. Each of Viad and

MoneyGram shall use reasonable best efforts to enter into, prior to the Effective Time, the MoneyGram New Credit Agreement and the Viad New Credit Agreement.

ARTICLE IV
THE DISTRIBUTION

     Section 4.01 Actions Prior to the Distribution. Prior to the Distribution Date, and in each case at the request of and to the extent requested by Viad:

          (a) Viad and MoneyGram shall prepare the Distribution Registration Statement. MoneyGram shall file with the Commission the Distribution Registration Statement. Viad and MoneyGram shall use their reasonable best efforts to cause the Distribution Registration Statement to become effective under the Exchange Act as promptly as reasonably practicable. Viad and MoneyGram shall prepare and, to the extent required under applicable law, file with the Commission the Information Statement and any requisite no-action letters which Viad deems are necessary, proper or desirable to effect the Distribution. Viad and MoneyGram shall each use their respective reasonable best efforts to obtain all necessary approvals from the Commission with respect thereto, if any, as soon as practicable. After the Distribution Registration Statement becomes effective, Viad shall mail the Information Statement to the holders of Viad Common Stock as of the Record Date.

          (b) The parties shall use their reasonable best efforts to take all such actions as may be necessary, proper or appropriate under state securities and blue sky laws in connection with the transactions contemplated hereby.

          (c) Viad and MoneyGram shall prepare, and MoneyGram shall file and seek to make effective, an application for the listing on the NYSE of the MoneyGram Common Stock to be distributed in the Distribution, subject to official notice of issuance.

          (d) The parties shall cooperate in preparing, filing with the Commission and causing to become effective any registration statements or amendments thereto that are necessary or appropriate in order to effect the transactions contemplated hereby or to reflect the establishment of, or amendments to, any Plans contemplated hereby.

          (e) Subject to the satisfaction or waiver of the conditions set forth in Section 4.03 hereof, the Board of Directors of Viad, or the Executive Committee thereof, if so authorized by the Board of Directors, shall establish the Record Date and any appropriate procedures in connection with the Distribution.

          (f) Except as otherwise contemplated by the Other Agreements, each of Viad and MoneyGram shall use its reasonable best efforts to settle all intercompany receivables, payables, loans or advances between any member of the Viad Group and any member of the MoneyGram Group within 60 days after the Distribution Date. Any amounts that remain outstanding thereafter shall be resolved pursuant to the terms hereof and of the Other Agreements.

     Section 4.02 The Distribution.

          (a) MoneyGram shall cooperate with Viad to accomplish the Distribution and shall, at Viad’s direction, promptly take any and all actions necessary, proper or desirable to effect the Distribution.

          (b) Subject to the satisfaction of the conditions set forth in Section 4.03 hereof, on or prior to the Distribution Date, Viad shall deliver to the Agent for the benefit of holders of Viad Common Stock on the Record Date a single stock certificate, duly endorsed by Viad in blank, representing all of the outstanding shares of MoneyGram Common Stock then owned by Viad or any member of the Viad Group, and shall cause the transfer agent for the shares of Viad Common Stock to instruct the Agent to distribute on the Distribution Date the appropriate number of such shares of MoneyGram Common Stock to each such holder or designated transferee or transferees of such holder. The Distribution shall be effective at 11:59 p.m. on the Distribution Date.

          (c) Each holder of Viad Common Stock on the Record Date (or such holder’s designated transferee or transferees) shall be entitled to receive in the Distribution a number of shares of MoneyGram Common Stock equal to the number of shares of Viad Common Stock held by such holder on the Record Date.

     Section 4.03 Conditions to Distribution. Viad shall have the sole and absolute discretion to determine the date of consummation of the Distribution; and such date as so determined by Viad in accordance with this Article IV is referred to herein as the “Distribution Date.” Viad’s intention to consummate the Distribution is subject to the satisfaction or waiver of the conditions set forth below, and Viad shall not complete the Distribution unless all such conditions are satisfied (or waived by Viad in its sole and absolute discretion).

          (a) The MoneyGram Common Stock to be distributed in the Distribution shall have been approved for listing on the NYSE, subject to official notice of issuance;

          (b) The Distribution Registration Statement shall have become effective, and no stop order with respect thereto shall be in effect;

          (c) All material authorizations, consents, approvals and clearances of all Governmental Authorities required to permit the valid consummation of the Distribution shall have been obtained; and no such authorization, consent, approval or clearance shall contain any conditions that would have a Material Adverse Effect; and all statutory requirements for such valid consummation shall have been fulfilled;

          (d) The consummation of the Distribution will not violate, conflict with, result in a breach of any provision under, constitute a default (or an event that, with or without notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate or result in a right of acceleration of the performance required by, or require any approval, waiver or consent under, any material contract, indenture, preferred stock certificate of designation or Plan of any member of the Viad Group or any member of the MoneyGram Group;

          (e) There shall not have occurred any event or occurrence, or exist any state of facts, that would have a Material Adverse Effect, including, among other things, any such effect resulting from or arising in connection with any terrorist attacks or the outbreak or escalation of hostilities involving the United States or the declaration by the United States of a national emergency or war or the occurrence of any other similar calamity or crisis;

          (f) The Board of Directors of Viad shall have declared a dividend payable to the holders of Viad Common Stock of shares of MoneyGram Common Stock and in connection with the declaration of such dividend shall have determined that the declaration and payment of such dividend is in the best interests of Viad and the holders of Viad Common Stock;

          (g) Viad shall have provided the NYSE with the prior written notice of the Record Date required by Rule 10b-17 of the Exchange Act and the rules and regulations of the NYSE;

          (h) No preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a Governmental Authority and no statute, rule, regulation or executive order promulgated or enacted by any Governmental Authority, shall be in effect preventing the consummation of the Distribution;

          (i) The Distribution shall be payable in accordance with applicable law;

          (j) (1) Viad shall have received the rulings from the IRS requested in the documents submitted to the IRS by Viad relating to the treatment of the Merger, the Distribution and related transactions, such rulings shall be satisfactory to Viad in its sole and absolute discretion, and (2) no event or circumstance shall have occurred that could reasonably be expected to have any adverse effect on such rulings;

          (k) One or more of members of the MoneyGram Group shall have been substituted, as of the Distribution Date, in all respects for the Viad Group or any member thereof in respect of all MoneyGram Support Agreements;

          (l) A letter or letters from the relevant ratings agency or agencies shall have been received stating that after the Distribution and subject to the conditions set forth therein, the long term debt of MoneyGram shall have an Acceptable Credit Rating; and

          (m) The MoneyGram New Credit Agreement, the Viad New Credit Agreement and the Other Agreements shall be in effect.

     Section 4.04 Conditions for the Benefit of Viad. The foregoing conditions are for the sole benefit of Viad and shall not give rise to or create any duty on the part of Viad or the Viad Board of Directors to waive or not waive such conditions or in any way limit Viad’s right to terminate this Agreement as set forth in Article X hereof or alter the consequences of any such termination from those specified in such Article. Any determination made by the Board of Directors of Viad in good faith prior to the Distribution Date concerning the satisfaction or waiver of any or all of the conditions set forth in Section 4.03 hereof shall be conclusive.

ARTICLE V
SURVIVAL, RELEASE, ASSUMPTION AND INDEMNIFICATION

     Section 5.01 Survival of Agreements. All covenants and agreements of the parties contained herein shall survive the Distribution Date.

     Section 5.02 Release of Pre-Merger Claims.

     (a) Except as provided in Section 5.02(c) hereof, effective as of the Effective Time, MoneyGram does hereby, for itself and each other member of the MoneyGram Group, their respective Affiliates (other than any member of the Viad Group), successors and assigns, and all Persons that at any time prior to the Effective Time have been stockholders, directors, officers, agents or employees of any member of the MoneyGram Group (in each case, in their respective capacities as such), remise, release and forever discharge Viad and the members of the Viad Group, their respective Affiliates (other than any member of the MoneyGram Group), successors and assigns, and all Persons who at any time prior to the Effective Time have been stockholders, directors, officers, agents or employees of any member of the Viad Group (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns, from any and all Liabilities whatsoever, whether at law or in equity (including any right of contribution), whether arising under any contract or agreement, by operation of law or otherwise, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed at or before the Effective Time, including in connection with the transactions and all other activities to implement the Merger and the Distribution.

     (b) Except as provided in Section 5.02(c) hereof, effective as of the Effective Time, Viad does hereby, for itself and each other member of the Viad Group, their respective Affiliates (other than any member of the MoneyGram Group), successors and assigns, and all Persons that at any time prior to the Effective Time have been stockholders, directors, officers, agents or employees of any member of the Viad Group (in each case, in their respective capacities as such), remise, release and forever discharge MoneyGram and the members of the MoneyGram Group, their respective Affiliates (other than any member of the Viad Group), successors and assigns, and all Persons who at any time prior to the Effective Time have been stockholders, directors, officers, agents or employees of any member of the MoneyGram Group (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns, from any and all Liabilities whatsoever, whether at law or in equity (including any right of contribution), whether arising under any contract or agreement, by operation of law or otherwise, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed at or before the Effective Time, including in connection with the transactions and all other activities to implement the Merger and the Distribution.

     (c) Nothing contained in Section 5.02(a) or (b) hereof shall impair any right of any Person to enforce this Agreement or any Other Agreement, in accordance with the terms hereof and thereof. Nothing contained in Section 5.02(a) or (b) hereof shall release any Person from:

          (i) any Liability, contingent or otherwise, assumed, transferred, assigned or allocated to the Group of which such Person is a member in accordance with this Agreement or any Other Agreement or any other Liability of any member of any Group hereunder or under any Other Agreement, it being understood and agreed that all Viad Liabilities have been allocated to Viad and all MoneyGram Liabilities have been allocated to MoneyGram;

          (ii) except with respect to categories of Liabilities, products, services and refunds that are covered by any Other Agreement (with respect to which Section 5.02(c)(i) shall govern), any Liability to pay or reimburse for services provided in the ordinary course of business to a member of one Group by a member of the other Group prior to the Effective Time or for unpaid amounts for products or services or refunds owing on products or services due on a value-received basis for work done by a member of one Group at the request or on behalf of a member of the other Group;

          (iii) except as otherwise provided herein or in any Other Agreement, any Liability relating to any intercompany receivables, payables, loans or advances between any member of the Viad Group and any member of the MoneyGram Group existing at the Effective Time;

          (iv) any Liability that any party may have with respect to indemnification or contribution pursuant hereto for claims brought against any party by third parties, which Liability shall be governed by the provisions of this Article V or, if applicable, the appropriate provisions of the Other Agreements; or

          (v) any Liability the release of which would result in the release of any Person other than a Person released pursuant to this Section 5.02.

In addition, nothing contained in Section 5.02(a) or (b) hereof shall release any party from honoring its existing obligations to indemnify any director, officer or employee of either Group who was a director, officer or employee of such party, at or prior to the Effective Time, to the extent such director, officer or employee becomes a named defendant in any Action involving such party, and was entitled to such indemnification pursuant to then existing obligations; provided, however, that to the extent applicable, Section 5.04 hereof shall determine whether any party shall be required to indemnify the other in respect of such Liability.

     (d) MoneyGram shall not make, and shall not permit any member of the MoneyGram Group to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against Viad or any member of the Viad Group, or any other Person released pursuant to Section 5.02(a) hereof, with respect to any Liabilities released pursuant to Section 5.02(a) hereof. Viad shall not, and shall not permit any member of the Viad Group, to make any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification against MoneyGram or any member of the MoneyGram Group, or any other Person released pursuant to Section 5.02(b) hereof, with respect to any Liabilities released pursuant to Section 5.02(b) hereof.

     (e) It is the intent of each party, by virtue of the provisions of this Section 5.02, to provide for a full and complete release and discharge of all Liabilities existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or to have failed to occur and all conditions existing or alleged to have existed at or before the Effective Time, between or among MoneyGram or any member of the MoneyGram Group, on the one hand, and Viad or any member of the Viad Group, on the other hand (including any contractual agreements or arrangements existing or alleged to exist between or among any such members at or before the Effective Time), except as expressly set forth in Section 5.02(c) hereof. At any time, at the request of any party, each other party shall cause each member of its respective Group to execute and deliver releases reflecting the provisions of this Section 5.02.

     Section 5.03 Taxes; Plan Audits. This Article V shall not be applicable to any Indemnifiable Losses or Liabilities related to Taxes, which shall be governed by the Tax Sharing Agreement. In addition, this Article V shall not be applicable to any Indemnifiable Losses or Liabilities related to any Action by any Governmental Authority related to the Viad Plans, which shall be governed by Section 8.04 of the Employee Benefits Agreement.

     Section 5.04 Assumption and Indemnification.

     (a) Subject to Section 5.03 hereof and the Other Agreements, from and after the Effective Time, Viad shall retain or assume (as between the Viad Group and the MoneyGram Group), as the case may be, and shall indemnify, defend and hold harmless each MoneyGram Individual and each member of the MoneyGram Group, and each of their Representatives and Affiliates, from and against:

          (i) all Liabilities for Third-Party Claims relating to, arising out of or due to, directly or indirectly, the Distribution or to the service prior to the Effective Time by any MoneyGram Individual as an officer, director or employee of any member of the Viad Group, except as provided in the Employee Benefits Agreement and except to the extent covered by insurance; provided such indemnification would be permitted by law if such officer, director or employee made a claim for indemnification;

          (ii) all Viad Liabilities;

          (iii) any material breach by Viad or any member of the Viad Group hereof or of any Other Agreement;

          (iv) all Indemnifiable Losses of any such MoneyGram Individual, member of the MoneyGram Group, Representative or Affiliate relating to, arising out of or due to, directly or indirectly, the Viad Assets, the Viad Liabilities, the Viad Business, the Former Viad Businesses, the Viad Individuals or the Viad Group’s Representatives, whether relating to or arising out of occurrences prior to, at or after the Effective Time, including any Indemnifiable Losses that Viad may incur as a result of any litigation set forth on Schedule 5.04(b)(iii); and

          (v) all Liabilities related to or arising out of any untrue statement or alleged untrue statement of a material fact or omission to state a material fact required to be stated in any portion of the Distribution Registration Statement or the Information Statement (or any preliminary or final form thereof or any amendment thereto), or necessary to make the statements therein not misleading, but only to the extent that such material relates solely to Viad or any member of the Viad Group; and

          (vi) all Viad obligations under Section 3.02(c) hereof.

     (b) Subject to Section 5.03 hereof and the Other Agreements, and except as specifically provided in Section 5.04(a) hereof, from and after the Effective Time, MoneyGram shall retain or assume (as between the Viad Group and the MoneyGram Group), and shall indemnify, defend and hold harmless each Viad Individual and each member of the Viad Group, and each of their Representatives and Affiliates, from and against:

          (i) all MoneyGram Liabilities;

          (ii) any material breach by MoneyGram or any member of the MoneyGram Group hereof or of any Other Agreement;

          (iii) all Indemnifiable Losses of any such Viad Individual, member of the Viad Group, Representative or Affiliate relating to, arising out of or due to, directly or indirectly, the MoneyGram Assets, the MoneyGram Liabilities, the MoneyGram Business, the Former MoneyGram Businesses, the MoneyGram Individuals or the MoneyGram Group’s Representatives, whether relating to or arising out of occurrences prior to, at or after the Effective Time;

          (iv) all Liabilities for Third-Party Claims relating to, arising out of or due to, directly or indirectly, the Distribution or to the service prior to the Effective Time by any Viad Individual as an officer, director or employee of any member of the MoneyGram Group, except as provided in the Employee Benefits Agreement and except to the extent covered by insurance; provided such indemnification would be permitted by law if such officer, director or employee made a claim for indemnification; and

          (v) all Liabilities relating to or arising out of any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated in any portion of the Distribution Registration Statement or the Information Statement (or any preliminary or final form thereof or any amendment thereto), or necessary to make the statements therein not misleading, except to the extent that Viad is liable therefor pursuant to Section 5.04(a)(v) hereof.

     (c) If an Indemnitee realizes a Tax benefit or detriment by reason of having incurred an Indemnifiable Loss for which such Indemnitee receives an Indemnity Payment from an Indemnifying Party or by reason of receiving an Indemnity Payment, then such Indemnitee shall pay to such Indemnifying Party an amount equal to the Tax benefit (as and when actually realized in cash), or such Indemnifying Party shall pay to such Indemnitee an additional amount equal to the Tax detriment (taking into account any Tax detriment resulting from the receipt of such additional amounts), as the case may be. An Indemnitee shall claim any Tax benefit to which it is entitled by reason of an Indemnifiable Loss. If, following a payment by an Indemnitee or an Indemnifying Party pursuant to this Section 5.04(c) in respect of a Tax benefit or detriment, there is an adjustment to the amount of such Tax benefit or detriment, then each of

Viad and MoneyGram shall make appropriate payments to the other, including the payment of interest thereon at the federal statutory rate then in effect, to reflect such adjustments.

     (d) The amount that an Indemnifying Party is required to pay to any Indemnitee pursuant to this Section 5.04 shall be reduced (including retroactively) by any Insurance Proceeds and other amounts actually recovered by such Indemnitee in reduction of the related Indemnifiable Loss, it being understood and agreed that each party shall use its reasonable best efforts to collect any such proceeds or other amounts to which it or any of its Subsidiaries is entitled, without regard to whether it is the Indemnifying Party hereunder. If an Indemnitee receives an Indemnity Payment in respect of an Indemnifiable Loss and subsequently receives Insurance Proceeds or other amounts in respect of such Indemnifiable Loss, then such Indemnitee shall pay to such Indemnifying Party an amount equal to the difference between (1) the sum of the amount of such Indemnity Payment and the amount of such Insurance Proceeds or other amounts actually received and (2) the amount of such Indemnifiable Loss, adjusted (at such time as appropriate adjustment can be determined) in each case to reflect any premium adjustment attributable to such claim. Notwithstanding anything to the contrary in this Section 5.04, each party’s indemnity under this Section 5.04 shall include the increased cost and expense of purchasing insurance against future losses, provided and to the extent that such cost and expense is directly attributable to Indemnifiable Losses.

     (e) If any Indemnity Payment required to be made hereunder or under any Other Agreement is denominated in a currency other than United States dollars, the amount of such payment shall be translated into United States dollars using the Foreign Exchange Rate for such currency determined in accordance with the following rules:

          (i) with respect to an Indemnifiable Loss arising from payment by a financial institution under a guarantee, comfort letter, letter of credit, foreign exchange contract or similar instrument, the Foreign Exchange Rate for such currency shall be determined as of the date on which such financial institution is reimbursed;

          (ii) with respect to an Indemnifiable Loss covered by insurance, the Foreign Exchange Rate for such currency shall be the Foreign Exchange Rate employed by the insurance company providing such insurance in settling such Indemnifiable Loss with the Indemnifying Party; and

          (iii) with respect to an Indemnified Loss not described in clause (i) or (ii) of this Section 5.04(e), the Foreign Exchange Rate for such currency shall be determined as of the date that notice of the claim with respect to such Indemnifiable Loss is given to the Indemnitee.

     Section 5.05 Procedure for Indemnification.

     (a) If any Indemnitee receives notice of the assertion of any Third-Party Claim with respect to which an Indemnifying Party is obligated hereunder to provide indemnification, such Indemnitee shall give such Indemnifying Party notice thereof promptly after becoming aware of such Third-Party Claim; provided, however, that the failure of any Indemnitee to give notice as provided in this Section 5.05 shall not relieve any Indemnifying

Party of its obligations under this Article V, except to the extent that such Indemnifying Party is actually prejudiced by such failure to give notice. Such notice shall describe such Third-Party Claim in reasonable detail and, if practicable, shall indicate the estimated amount of the Indemnifiable Loss that has been or may be sustained by such Indemnitee.

     (b) An Indemnifying Party, at such Indemnifying Party’s own expense and through counsel chosen by such Indemnifying Party (which counsel shall be reasonably satisfactory to the Indemnitee), may elect to defend any Third-Party Claim, with such an election by the Indemnifying Party being deemed an admission of its obligation to indemnify the Indemnitee with respect to such Third-Party Claim. If an Indemnifying Party elects to defend a Third-Party Claim, then, within ten Business Days after receiving notice of such Third-Party Claim (or sooner, if the nature of such Third-Party Claim so requires), such Indemnifying Party shall notify the Indemnitee of its intent to do so, and such Indemnitee shall cooperate in the defense of such Third-Party Claim. Such Indemnifying Party shall pay such Indemnitee’s reasonable out-of-pocket expenses incurred in connection with such cooperation. After notice from an Indemnifying Party to an Indemnitee of its election to assume the defense of a Third-Party Claim, such Indemnifying Party shall not be liable to such Indemnitee under this Article V for any legal or other expenses subsequently incurred by such Indemnitee in connection with the defense thereof; provided, however, that such Indemnitee shall have the right to employ one law firm as counsel to represent such Indemnitee (which firm shall be reasonably satisfactory to the Indemnifying Party) if, in such Indemnitee’s reasonable judgment, either a conflict of interest between such Indemnitee and such Indemnifying Party exists in respect of such claim or there may be defenses available to such Indemnitee that are different from or in addition to those available to such Indemnifying Party, and in that event (1) the reasonable fees and expenses of one such separate counsel for all such Indemnitees shall be paid by such Indemnifying Party and (2) each of such Indemnifying Party and such Indemnitee shall have the right to conduct its own defense in respect of such claim. If an Indemnifying Party elects not to defend against a Third-Party Claim, or fails to notify an Indemnitee of its election as provided in this Section 5.05 within the period of ten Business Days described above, such Indemnitee may defend, compromise and settle such Third-Party Claim; provided, however, that no such Indemnitee may compromise or settle any such Third-Party Claim without the prior written consent of the Indemnifying Party, which consent shall not be withheld unreasonably. Notwithstanding the foregoing, the Indemnifying Party shall not, without the prior written consent of the Indemnitee, (1) settle or compromise any Third-Party Claim or consent to the entry of any judgment that does not include as an unconditional term thereof the delivery by the claimant or plaintiff to the Indemnitee of a written release from all Liability in respect of such Third-Party Claim or (2) settle or compromise any Third-Party Claim in any manner that may adversely affect the Indemnitee.

     Section 5.06 Remedies Cumulative. The remedies provided in this Article V shall be cumulative and shall not preclude assertion by any Indemnitee of any other rights or the seeking of any other remedies against any Indemnifying Party.

ARTICLE VI
ACCESS TO INFORMATION

     Section 6.01 Provision of Corporate Records. Prior to or as promptly as practicable after the Distribution Date, Viad shall deliver to MoneyGram all corporate books and records of the MoneyGram Group and copies of all corporate books and records of the Viad Group relating to the MoneyGram Assets, the MoneyGram Liabilities or the MoneyGram Business, including in each case all active agreements, active litigation files and government filings. From and after the Effective Time, all books, records and copies so delivered shall be the property of MoneyGram.

     Section 6.02 Access to Information. From and after the Distribution Date, each of Viad and MoneyGram shall (and shall cause its controlled Affiliates to) afford to the other and to the other’s Representatives reasonable access and duplicating rights during normal business hours to all Information within such party’s possession relating to such other party’s businesses, Assets or Liabilities (including such Information as may be necessary to such other party to fulfill its obligations under the Other Agreements), insofar as such access is reasonably requested by such other party; provided, however, that the requesting party shall reimburse the providing party for all reasonable costs and expenses incurred in connection the provision of such requested Information. Without limiting the foregoing, Information may be requested under this Section 6.02 for audit, accounting, claims and litigation purposes, as well as for purposes of fulfilling disclosure and reporting obligations, it being understood and agreed that MoneyGram may request and shall be provided under this Section 6.02 such Information as may be necessary for MoneyGram to fulfill its status and obligations as “accounting successor” to Viad (including correspondence with the U.S. Securities and Exchange Commission, Hyperion databases, accounting position and policy memoranda, correspondence with independent auditors and details of restructuring costs and expenses).

     Section 6.03 Production of Witnesses. After the Distribution Date, each of Viad and MoneyGram shall use reasonable efforts to make available to the other, upon written request, its (and its controlled Affiliates’) directors, officers, employees and agents as witnesses to the extent that any such Person may reasonably be requested (giving consideration to business demands of such individuals) in connection with any legal, administrative or other proceedings in which the requesting party may from time to time be involved.

     Section 6.04 Retention of Records. Except as otherwise required by law or agreed in writing, or as otherwise provided in the Tax Sharing Agreement, each of Viad and MoneyGram shall retain, for a period of at least seven years following the Distribution Date, all significant Information in such party’s possession or under its control relating to the business, Assets or Liabilities of the other party and, after the expiration of such seven-year period, prior to destroying or disposing of any of such Information, (a) the party proposing to dispose of or destroy any such Information shall provide no less than 30 days’ prior written notice to the other party, specifying the Information proposed to be destroyed or disposed of and (b) if, prior to the scheduled date for such destruction or disposal, the other party requests in writing that any of the Information proposed to be destroyed or disposed of be delivered to such other party, the party proposing to dispose of or destroy such Information promptly shall arrange for the delivery of the requested Information to a location specified by, and at the expense of, the requesting party.

     Section 6.05 Confidentiality. From and after the Distribution Date, each of Viad and MoneyGram shall hold, and shall use its reasonable best efforts to cause its Affiliates and Representatives to hold, in strict confidence all Information concerning the other party obtained by it prior to the Distribution Date or furnished to it by such other party pursuant hereto or to any Other Agreement and shall not release or disclose such Information to any other Person, except its Representatives, who shall be bound by the provisions of this Section 6.05; provided, however, that Viad and MoneyGram may disclose such Information to the extent that (a) disclosure is compelled by judicial or administrative process or, in the opinion of such party’s counsel, by other requirements of law (provided that the party compelled to disclose such Information shall provide at least ten days prior notice to the other party) or (b) such party can show that such Information was (1) available to such party on a nonconfidential basis prior to its disclosure by the other party, (2) in the public domain through no fault of such party or (3) lawfully acquired by such party from other sources after the time that it was furnished to such party pursuant hereto or to any Other Agreement. Notwithstanding the foregoing, each of Viad and MoneyGram shall be deemed to have satisfied its obligations under this Section 6.05 with respect to any Information if it exercises the same care with regard to such Information as it takes to preserve confidentiality for its own similar Information.

     Section 6.06 Tax Matters. The foregoing provisions of this Article VI shall not apply with respect to tax matters, which shall instead be governed by Article IV of the Tax Sharing Agreement.

ARTICLE VII
NO REPRESENTATIONS OR WARRANTIES; EXCEPTIONS

     Section 7.01 No Representations or Warranties; Exceptions. MoneyGram understands and agrees that no member of the Viad Group is, in this Agreement or in any other agreement or document, representing or warranting to MoneyGram in any way as to the MoneyGram Assets, the MoneyGram Liabilities, or the MoneyGram Business or as to any consents or approvals required in connection with the consummation of the transactions contemplated hereby, it being agreed and understood that MoneyGram shall take all of the MoneyGram Assets transferred to it or any other member of the MoneyGram Group “as is, where is” and that, except as provided in Section 9.01 hereof, MoneyGram shall bear the economic and legal risk that conveyances of the MoneyGram Assets shall prove to be insufficient or that the title of any member of the MoneyGram Group to any MoneyGram Assets shall be other than good and marketable and free from encumbrances.

ARTICLE VIII
INSURANCE

     Section 8.01 Insurance Coverage.

     (a) The parties intend by this Agreement that MoneyGram and each member of the MoneyGram Group be successors-in-interest to all rights that any member of the MoneyGram Group may have as of the Effective Time as a subsidiary, affiliate, division or department of Viad or as an insured party prior to the Effective Time under any Insurance Policy issued to Viad by any insurance carrier or under any agreements related to such policies executed prior to the Effective Time; provided, however, that MoneyGram shall have no remedy against Viad if such intent if not achieved.

     (b) Without limiting the generality of the definition of MoneyGram Assets, the MoneyGram Assets shall include (1) any and all rights of an insured party under each of the Viad Policies, including rights of indemnity and the right to be defended by or at the expense of the insurer, with respect to all MoneyGram Claims; provided, however, that nothing in this clause (1) shall be deemed to constitute (or to reflect) the assignment of any of the Viad Policies to MoneyGram, and (2) the MoneyGram Policies. The rights set forth in clause (1) and all MoneyGram Policies shall be deemed to have been transferred to MoneyGram at the Effective Time. MoneyGram shall be entitled to receive from Viad any Insurance Proceeds paid to any member of the Viad Group with respect to any MoneyGram Claim under any Viad Policy.

     Section 8.02 Post-Merger Claims. If, subsequent to the Effective Time, any Person shall assert a MoneyGram Claim, then Viad shall at the time such MoneyGram Claim is asserted be deemed to assign, without need of further documentation, to MoneyGram all of the Viad Group’s rights, if any, as an insured party under the applicable Viad Policy with respect to such MoneyGram Claim, including rights of indemnity and the right to be defended by or at the expense of the insurer; provided, however, that nothing in this Section 8.02 shall be deemed to (1) constitute (or to reflect) the assignment of any of the Viad Policies to MoneyGram or (2) affect the Viad indemnity set forth herein.

     Section 8.03 Administration and Reserves. Notwithstanding the provisions of Article V hereof, from and after the Effective Time:

     (a) Viad shall be responsible for (1) Insurance Administration with respect to the Viad Policies and (2) Claims Administration with respect to any Liabilities of Viad; provided, however, that the retention of the Viad Policies by Viad is in no way intended to limit, inhibit or preclude any right to insurance coverage for any Insured Claim of a named insured under the Viad Policies;

     (b) MoneyGram shall be responsible for (1) Insurance Administration with respect to the MoneyGram Policies, and (2) Claims Administration with respect to any Liabilities of MoneyGram; provided, however, that the retention of the MoneyGram Policies by MoneyGram is in no way intended to limit, inhibit or preclude any right to insurance coverage for any Insured Claim of a named insured under the MoneyGram Policies;

     (c) Viad shall be entitled to reserves established by any member of either Group, or the benefit of reserves held by any insurance carrier, with respect to any Viad Liabilities; and

     (d) MoneyGram shall be entitled to reserves established by any member of either Group, or the benefit of reserves held by any insurance carrier, with respect to any MoneyGram Liabilities.

     Section 8.04 Payment or Refund of Premiums, Retentions and Losses with Respect to MoneyGram Liabilities. MoneyGram shall reimburse Viad for premiums (retrospectively-rated or otherwise adjusted), self-insured retentions or deductible losses that shall be due after the Distribution Date under the Viad Policies with respect to the MoneyGram Liabilities, and, prior to the Effective Time, MoneyGram shall pay Viad an amount equal to the premiums paid by Viad on behalf of MoneyGram in respect to the Insurance Policy set forth on Schedule 8.04 (less any amounts previously paid by MoneyGram Group in respect thereof). Viad shall have the right, but not the obligation, to pay such premiums, self insured retentions, or deductible losses under the Viad Policies with respect to MoneyGram Liabilities on behalf of MoneyGram, whereupon MoneyGram shall forthwith reimburse Viad for any such premiums, self-insured retentions and deductible losses paid by Viad with respect to MoneyGram Liabilities on behalf of MoneyGram. MoneyGram shall not dispute any such premiums, self-insured retentions and deductible losses paid by Viad in good faith. MoneyGram shall promptly receive a refund for any such premiums paid with respect to MoneyGram Liabilities and for any reductions in self-insured retentions or refunded losses received with respect to MoneyGram Liabilities, to the extent that Viad has been reimbursed or credited or has received payment for the same under Viad Policies.

     Section 8.05 Allocation of Insurance Proceeds; Cooperation. Insurance Proceeds received with respect to claims, costs and expenses under the Insurance Policies shall be paid to Viad with respect to Viad Liabilities that are Insured Claims under the Viad Policies and to MoneyGram with respect to the MoneyGram Liabilities that are Insured Claims under the Viad Policies. Payment of the allocable portions of the Insurance Proceeds resulting from the Liability Policies shall be made to the appropriate party upon receipt from the insurer. In the event of the exhaustion of coverage under any Viad Policy, Viad and MoneyGram shall allocate Insurance Proceeds equitably based upon the bona fide claims of the Viad Group and the MoneyGram Group, respectively. The parties agree to use commercially reasonable efforts to fully cooperate with respect to insurance matters.

     Section 8.06 Reimbursement of Expenses. MoneyGram shall (a) upon the request of Viad, reimburse the relevant insurer or the relevant third-party administrator, to the extent required under any Insurance Policy or Service Agreement with respect to any and all MoneyGram Claims that are paid, settled, adjusted, defended or otherwise handled by such insurer or third-party administrator pursuant to the terms and conditions of such Insurance Policy or Service Agreement and (b) to the extent the cost incurred exceeds internal charges made by Viad to MoneyGram prior to the Effective Time, pay or reimburse Viad, or such third party as Viad may require, for any and all costs, premiums, expenses, losses paid, attorneys’ fees or charges incurred prior to the Distribution Date by either Group or after the Distribution Date by the Viad Group arising directly or indirectly in connection with the payment, settlement, adjustment, defense or handling of any such MoneyGram Claim or under the terms and conditions of any Insurance Policies or Service Agreements (including any reimbursement paid by Viad with respect to any such MoneyGram Claim to any insurer or third-party administrator pursuant to the terms of any Insurance Policy or Service Agreement). MoneyGram shall make any reimbursement required by clause (a) of this Section 8.06 at the time required by the relevant Insurance Policy or Service Agreement. MoneyGram shall make any reimbursement required by clause (b) of this Section 8.06, on a monthly basis.

     Section 8.07 Insurer Insolvency. Viad shall not be obligated to reimburse MoneyGram for any MoneyGram Claim under any Insurance Policies where such MoneyGram Claim would have been paid by the insurer or other third party, but for the insolvency of such insurer or other third party or the refusal by any insurer or other third party to pay such MoneyGram Claim.

     Section 8.08 Assumption of Management of Liabilities. MoneyGram shall make reasonable efforts to negotiate agreements with any and all insurers or third-party administrators whereby MoneyGram shall assume direct responsibility for any and all Liabilities related to it under any Insurance Policies or Service Agreements and Viad shall provide reasonable assistance in this effort.

     Section 8.09 No Reduction of Coverage. Viad shall take no action to eliminate or materially reduce coverage under any Viad Policy or Service Agreement for any MoneyGram Claim.

     Section 8.10 Future Insurance Coverage. For a period of one year following the Distribution Date, Viad shall assist MoneyGram, to the extent reasonably requested by MoneyGram with the efforts of the MoneyGram Group to secure alternative insurance coverage or claim handling services.

     Section 8.11 Assistance, Waiver of Conflict and Shared Defense. Each party agrees to provide reasonable assistance to the other parties in connection with any dispute with any third party (including insurers, third-party administrators and state guaranty funds) related to the Insurance Policies or Service Agreements, but only insofar as such dispute arises out of the acts or omissions of any third party with respect to a MoneyGram Claim. In the event that Insured Claims of more than one Group exist relating to the same occurrence, the parties agree to defend such Insured Claims jointly and to waive any conflict of interest necessary to the conduct of such joint defense. Nothing in this Section 8.11 shall be construed to limit or otherwise alter in any way the indemnity obligations of the parties, including those created hereby or by operation of law.

ARTICLE IX
FURTHER ASSURANCES AND ADDITIONAL COVENANTS

     Section 9.01 Further Assurances.

     (a) In addition to the actions specifically provided for in this Agreement and the Other Agreements, each party shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable law, regulations and agreements to consummate and make effective the transactions contemplated hereby and thereby. Without limiting the foregoing, each party shall cooperate with the other parties, and execute and deliver, or use its best efforts to cause to be executed and delivered, all instruments, including instruments of conveyance, assignment and transfer, and to make all filings with, and to obtain all consents, approvals or authorizations of, any Governmental Authority or any other Person under any permit, license, agreement, indenture or other instrument, and take all such other actions as such party may reasonably be requested to take by any other party from time to time, consistent with the terms hereof, in order to effectuate the provisions and purposes of this Agreement and the Other Agreements and the transactions contemplated hereby and thereby. The parties agree that, as of the Effective Time, each party shall be deemed to have acquired complete and sole beneficial ownership of all of the Assets, together with all rights, powers and privileges incident thereto, and shall be deemed to have assumed in accordance with the terms of this Agreement all of the Liabilities, and all duties, obligations and responsibilities incident thereto, that such party is entitled to acquire or required to assume pursuant to the terms hereof.

     (b) Subject to Section 9.01(c) hereof, if at any time or from time to time after the date hereof any member of the Viad Group shall possess a MoneyGram Asset, or any member of the MoneyGram Group shall possess a Viad Asset, Viad or MoneyGram, as the case may be, shall promptly transfer, or cause to be transferred, such Asset to MoneyGram or Viad, as the case may be. Prior to any such transfer, the party possessing such Asset shall hold such Asset in trust for the use and benefit of the party entitled thereto (at the expense of the party entitled thereto), and shall take such other actions as may be reasonably requested by the party to which such Asset is to be transferred in order to place such party, insofar as reasonably possible, in the same position it would have been had such Asset been transferred on the Effective Time.

     (c) Without limiting the generality of Section 9.01(a) or Section 9.01(b) hereof, if the valid, complete and perfected assignment or transfer to MoneyGram of any Assets or Liabilities to be transferred under this Agreement or any Other Agreement requires the consent, agreement or approval of or any filing or registration with any Person or Governmental Authority, and as a result of the failure to make or obtain any such consent, agreement, approval, filing or registration such transfer is not effected as contemplated hereby or thereby despite the provisions hereof purporting to effect such assignment or transfer, then, and until such time as any impediment to the validity, completeness or perfection of such assignment or transfer shall have been removed, nullified or waived, the party possessing such Asset or Liability shall hold such Asset or Liability in trust for the use and benefit of the party entitled thereto (at the expense of the party entitled thereto), and shall take such other action as may be reasonably requested by the party to whom such Asset or Liability is to be transferred in order to place such party, insofar as reasonably possible, in the same position it would have been had such Asset or Liability had been transferred on the Effective Time.

     (d) Without limiting the generality of Section 9.01(a) hereof, prior to the Effective Time, (1) Viad, as the sole stockholder of each of TECI and MoneyGram, shall ratify any actions that are reasonably necessary, proper or desirable to be taken by TECI or MoneyGram to effectuate the transactions contemplated hereby in a manner consistent with the terms hereof and (2) MoneyGram, as the sole stockholder of Merger Sub, shall ratify any actions that are reasonably necessary, proper or desirable to be taken by Merger Sub to effectuate the transactions contemplated hereby in a manner consistent with the terms hereof.

     Section 9.02 Publicity. Prior to the Distribution Date, each of MoneyGram and Viad shall consult with each other prior to issuing any press releases or otherwise making public statements with respect to the Distribution or any of the other transactions contemplated hereby and prior to making any filings with any Governmental Authority with respect thereto.

     Section 9.03 Certain Business Matters.

     (a) No member of either Group shall have any duty to refrain from (1) engaging in the same or similar activities or lines of business as any member of the other Group, (2) doing business with any potential or actual supplier or customer of any member of the other Group or (3) engaging in, or refraining from, any other activities whatsoever relating to any of the potential or actual suppliers or customers of any member of the other Group.

     (b) Each of Viad and MoneyGram is aware that from time to time certain business opportunities may arise that more than one Group may be financially able to undertake, and that are, from their nature, in the line of more than one Group’s business and are of practical advantage to more than one Group. In connection therewith, the parties agree that if either Viad or MoneyGram acquires knowledge of an opportunity that meets the foregoing standard with respect to more than one Group, neither Viad nor MoneyGram shall have any duty to communicate or offer such opportunity to any of the others and each may pursue or acquire such opportunity for itself, or direct such opportunity to any other Person.

ARTICLE X
TERMINATION

     Section 10.01 Termination. This Agreement may be terminated (a) at any time prior to the Distribution Date by Viad in its sole and absolute discretion, if at any time the Board of Directors of Viad determines that the Distribution is not in the best interests of Viad or its stockholders, or (b) upon the mutual consent of Viad and MoneyGram.

     Section 10.02 Effect of Termination. In the event of any termination of this Agreement, no party (or any directors or officers of such party) shall have any Liability or further obligation to any other party.

ARTICLE XI
MISCELLANEOUS

     Section 11.01 Complete Agreement. This Agreement, the Exhibits and Schedules hereto and the agreements and other documents referred to herein shall constitute the entire agreement among the parties with respect to the subject matter hereof and shall supersede all previous negotiations, commitments and writings with respect to such subject matter.

     Section 11.02 Expenses. Except as otherwise provided herein or in the Other Agreements, (a) Viad shall pay all investment banking fees incurred in connection with the Merger and the Distribution and (b) each of Viad and MoneyGram shall pay all other third-party fees, costs and expenses paid or incurred or to be paid or incurred by it in connection with the Merger and the Distribution (it being understood and agreed that one-half of all such third party fees, costs and expenses will be deemed incurred by Viad and one-half by MoneyGram). All Transfer Taxes and costs of recording the deeds, bills of conveyance, assignment and assumption, certificates and other documents effecting or evidencing the Merger and the transfer of the MoneyGram Subsidiaries, the MoneyGram Assets and the MoneyGram Liabilities hereunder shall be paid and borne by the party liable for such Transfer Taxes under applicable Transfer Tax law.

     Section 11.03 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware (other than the laws regarding choice of laws and conflicts of laws) as to all matters, including matters of validity, construction, effect, performance and remedies, except that the provisions concerning the effects of the Merger shall be governed by and construed in accordance with the MBCA.

     Section 11.04 Notices. All notices, requests, claims, demands and other communications hereunder (collectively, “Notices”) shall be made in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by cable, telegram, telex or other standard form of telecommunications, or by registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

     If to Viad:

Viad Corp
Viad Tower
Phoenix, Arizona 85077
Attention: General Counsel

     If to MoneyGram:

MoneyGram International, Inc.
1550 Utica Avenue South
Minneapolis, Minnesota 55416
Attention: General Counsel

or to such other address as any party may have furnished to the other parties by a notice in accordance with this Section 11.04. Copies of all notices, requests, claims, demands and other communications hereunder shall also be given to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention: David M. Silk, Esq.

     Section 11.05 Amendment and Modification. This Agreement may be amended, modified or supplemented only by a written agreement signed by all of the parties.

     Section 11.06 Successors and Assigns; No Third-Party Beneficiaries. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns, but neither this Agreement nor any rights, interests and obligations hereunder shall be assigned by any party without the prior written consent of each of the other parties (which consent shall not be unreasonably withheld). Except for the provisions of Sections 5.04, 5.05 and 5.06 hereof relating to indemnification, which are also for the benefit of the Indemnitees, this Agreement is solely for the benefit of the parties and their Subsidiaries and Affiliates and is not intended to confer upon any other Person any rights or remedies.

     Section 11.07 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     Section 11.08 Interpretation. The Article and Section headings contained herein are solely for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation hereof.

     Section 11.09 Legal Enforceability. Any provision hereof that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof. Any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. Each party acknowledges that money damages would be an inadequate remedy for any breach of the provisions hereof and agrees that the obligations of the parties hereunder shall be specifically enforceable.

     Section 11.10 References; Construction. References to any “Article,” “Exhibit,” “Schedule” or “Section,” without more, are to Appendices, Articles, Exhibits, Schedules and Sections hereof. The term “or” shall be inclusive and not exclusive. Unless otherwise expressly stated, (a) clauses beginning with the term “including” set forth examples only and in no way limit the generality of the matters thus exemplified, (b) any noun or pronoun shall be deemed to include the singular and the plural and to cover all genders and (c) the terms “hereof,” “herein,” “hereto,” “hereunder,” and similar terms refer to this Agreement as a whole (including all Exhibits and Schedules).

     Section 11.11 Corporate Power.

     (a) Viad represents on behalf of itself and each other member of the Viad Group, and MoneyGram represents on behalf of itself and each other member of the MoneyGram Group, as follows:

          (i) each such Person has the requisite corporate or other power and authority and has taken all corporate or other action necessary in order to execute and deliver this Agreement and each other Other Agreement to which it is a party, to fully perform (or cause to be performed) its obligations hereunder and thereunder to consummate the transactions contemplated hereby and thereby; and

          (ii) this Agreement and each Other Agreement to which it is a party has been duly executed and delivered by it and constitutes a valid and binding agreement of it enforceable in accordance with the terms hereof and thereof.

     (b) Notwithstanding any provision hereof or of any Other Agreement, neither Viad nor MoneyGram shall be required to take or omit to take any act that would violate its fiduciary duties to any minority stockholders of any non wholly-owned Subsidiary of Viad or MoneyGram, as the case may be (it being understood that directors’ qualifying shares or similar interests will be disregarded for purposes of determining whether a Subsidiary is wholly owned).

     Section 11.12 Waivers of Default. Waiver by any party of any default by any other party of any provision hereof or of any Other Agreement shall not be deemed a waiver by the waiving party of any subsequent or other default, nor shall it prejudice the rights of such other party.

     IN WITNESS WHEREOF, the parties have caused this Separation and Distribution Agreement to be executed by their duly authorized representatives.

VIAD CORP

By:

Name:
Title:

MONEYGRAM INTERNATIONAL, INC.

By:

Name:
Title:

MGI MERGER SUB, INC.

By:

Name:
Title:

TRAVELERS EXPRESS COMPANY, INC.

By:

Name:
Title: